AB * 3/13

U.S. SE [barcode] MISSION

08030410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8- 25130

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

SEC Mail Processing Section

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

FEB 28 2008

100 EAST PRATT STREET
(No. and Street)

Washington, DC 103

BALTIMORE (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. O'Connor 410-345-6842
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD 3/14/08

OATH OR AFFIRMATION

I, Barbara A. O'Connor swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor
Vice President

TINA R. REYNOLDS NOTARY PUBLIC HARFORD COUNTY

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(For Public Disclosure)

Independent Auditors' Report

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

February 25, 2008

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 11,938,000
Receivables	764,000
Property and equipment, net of accumulated depreciation of $5,667,000	4,714,000
Other assets	5,546,000
	$ 22,962,000

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to parent company	$ 4,780,000
Accounts payable and accrued liabilities	1,548,000
Total liabilities	6,328,000
Stockholder's equity	
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding	2,000
Additional capital in excess of par value	1,767,000
Retained earnings	14,865,000
Total stockholder's equity	16,634,000
	$ 22,962,000

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of this financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price mutual funds and the distributor of the Alaska and the Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is the sponsor of the T. Rowe Price Mutual Funds and is a wholly-owned subsidiary of T. Rowe Price Group, a publicly-traded company.

Basis of preparation

This statement of financial condition has been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value.

Concentration of credit risk

As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2007, our statutorily computed net capital of $6,712,000 was in excess of required net capital of $480,000.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. The aggregate indebtedness to net capital ratio was 1.07 to 1 at the end of 2007. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in other assets.

NOTE 2 – RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price mutual funds on behalf of its customers. Other assets and accounts payable and accrued liabilities include $430,000 due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for these receivables and are not reflected in the accompanying consolidated financial statement.

NOTE 3 – TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses incurred and recorded by Investment Services are paid on our behalf by Price Associates. Under our agreement to distribute shares of the T. Rowe Price mutual funds, we incur certain costs and receive administrative revenues from Price Associates. Investment Services is charged for all expenses and credited for our corresponding administrative revenues. Periodically we settle our intercompany due to or from Price Associates, our parent company by cash transfer.

We offer Advisor Class and R Class shares in certain T. Rowe Price funds. The funds charge these share classes a 12b-1 distribution fee that passes through us and is paid to third party financial intermediaries that distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivable or payable related thereto is recorded in our statement of financial condition.

NOTE 4 – TRANSACTION WITH STOCKHOLDER AND AFFILATES

As part of the employee compensation program for its subsidiaries, T. Rowe Price Group awards stock-based incentives in the form of restricted common shares and stock options.

T. Rowe Price Group issued 1,500 restricted shares in 2007 to our employees. These restricted awards vest over a four-year graded schedule and must be returned to Price Group should employment with an affiliated company terminate before vesting. Fair value is based on the market price of T. Rowe Price Group common stock on the date of issuance. We recognized compensation expense and additional stockholder's equity in the form of contributed capital related to these stock-based awards of $11,000 in 2007.

Awards of Price Group's fixed stock options with a maximum term of 10 years have also been made to our employees. Vesting of these options is based solely on the individual continuing to render service to an affiliated company and occurs over a five-year graded schedule. We recognized compensation expense and the related offsetting contribution of capital in additional stockholder's equity totaling $235,000 in 2007. Related income tax benefits of $58,000 were recognized in 2007. Price Group awarded our employees 18,500 stock options in 2007. Price Group used the Black-Scholes option-pricing model to estimate the fair value of each option that they granted to our employees, as follows:

Weighted average grant date fair value per option awarded, including reload grants	$ 13.81
Market price of comon stock at the date of grant and exercise price of options granted	$ 50.02
Weighted average assumptions used:	
Expected life in years	6.3
Expected volatility	24.6%
Dividend yield	1.7%
Risk-free interest rate	4.3%

Our future stock-based compensation expense before income taxes to be recognized over the vesting period of the 48,100 nonvested options and 1,500 restricted shares outstanding at December 31, 2007 is $485,000. Actual expense will vary as additional stock-based awards are made and employees terminate prior to vesting.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

NOTE 5 – INCOME TAXES

Our results of operations are included in T. Rowe Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. Our U.S. federal income tax liability as well as liability for several states is included in our payable to parent company.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $1,439,000 at December 31, 2007 is included in other assets and arises primarily from temporary differences associated with depreciation of property and equipment.

NOTE 6 -- CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional capital in excess of par value	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2006	$ 2,000	$1,521,000	$10,181,000	$11,704,000
Net income			4,684,000	4,684,000
Capital contribution arising from T. Rowe Price Group stock-based compensation		246,000		246,000
Balance at December 31, 2007	$ 2,000	$1,767,000	$14,865,000	$16,634,000

NOTE 7 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,544,000 in 2008, $1,498,000 in 2009, $1,445,000 in 2010, $1,247,000 in 2011, $999,000 in 2012 and $3,687,000 in later years.

NOTE 8 – SUBSEQUENT EVENT

Subsequent to year end, the Company declared an aggregate dividend of $5,000,000 payable on February 29, 2008 to its stockholder of record on February 28, 2008.

END